Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE DAILY VOLUME AVERAGES 4.4 MILLION CONTRACTS IN AUGUST:

UP 5% FROM YEAR AGO AND 2% FROM JULY 2009

Marks Most Active August Ever for CBOE

CHICAGO, September 1, 2009 — Chicago Board Options Exchange (CBOE) today reported that trading volume in August totaled 92.9 million contracts, marking the Exchange’s most active August ever. In August 2008, total CBOE volume was 88.5 million contracts. Daily trading volume during August averaged 4.4 million contracts, up five percent from August 2008 average daily volume (ADV) of 4.2 million contracts and two percent from July 2009 ADV of 4.3 million contracts.

During the first eight months of 2009, nearly 758.0 million contracts changed hands at CBOE, compared to 772.4 million during the same period in 2008. Year to date, CBOE daily volume averaged 4.5 million contracts compared to 4.6 million contracts during the same period in  2008, a one-percent drop.

	August 2009 Volume (21 days)	% Change vs. August 2008 (21 days)	% Change vs. July 2009 (22 days)	Year-To-Date Volume (167 days)	% Change vs. 2008 (168 days)
Industry Total	286,269,624	9%	-6%	2,407,357,991	2%
CBOE Total	92,891,309	5%	-2%	757,978,641	-2%
CBOE Total ADV	4,423,396	5%	2%	4,538,794	-1%
Equity	54,718,135	21%	1%	432,625,328	7%
Equity ADV	2,605,625	21%	6%	2,590,571	7%
Cash-Settled Index	17,630,134	-6%	-2%	141,820,997	-11%
Cash-Settled Index ADV	839,530	-6%	3%	849,228	-10%
ETF Options	20,542,991	-16%	-10%	183,526,877	-12%
ETF Options ADV	978,238	-16%	-6%	1,098,963	-11%
Exchange Open Interest	261,927,985	-12%	1%	—	—

Equity, Index, and ETF Options Volume

August 2009 equity options trading volume at CBOE totaled 54.7 million contracts (2.6 million contracts ADV), up 21 percent from August 2008 and one percent from July 2009. Year to date through August, equity options ADV is up seven percent to 2.6 million contracts from 2.4 million contracts during the same period in 2008.

Index options volume totaled 17.6 million contracts in August 2009, a six-percent drop from August 2008 when 18.8 million contracts traded. Index options ADV at CBOE in August 2009 was just under 840,000 contracts, a six-percent drop from the August 2008 ADV of 895,000 contracts, but an increase of three percent over July 2009. For the first eight months of 2009, index options ADV was 850,000 contracts, a decrease of 10 percent against 945,000 contracts traded during the same period in 2008.

Total ETF options volume at CBOE in August 2009 was 20.5 million contracts, down 16 percent from a year earlier when 24.3 million contracts changed hands. August ADV in ETF options was just over 978,000 contracts, down 16 percent from August 2008 ADV of about 1.2 million contracts and six percent from July 2009 ADV of one million contracts. Year-to-date ADV in ETF options is 1.1 million contracts, a decrease of 11 percent from 1.2 million contracts for the same period a year ago.

For expanded August index and ETF options volume information: www.cboe.com/data/monthlyvolume.aspx.

CBOE’s August Market Share at 32.5 Percent Leads Industry

In August, CBOE’s market share of total industry volume was 32.5 percent, down 1.4 percentage points from August 2008 and up 1.4 percentage points compared to July 2009. August 2009 market share of 28.9 percent for equity options and 91.5 percent for equity index options was up 1.6 and 3.6 percentage points, respectively, versus August 2008. August ETF options market share dropped 5.5 percentage points to 26.4 percent from 31.9 percent in August 2008.  August market share also was up over July 2009 for CBOE as a whole, in equity and equity index options.  Only ETF options volume dropped marginally from July.

CBOE Market Share	Aug 2009 Market Share	% Pt. Change vs. Aug 2008	% Pt. Change vs. Jul 2009	Year-To-Date Market Share	% Pt. Change vs. 2008
Exchange	32.5%	-1.1%	1.4%	31.5%	-1.2%
Equity	28.9%	1.6%	1.9%	28.1%	1.3%
Index	91.5%	3.6%	1.4%	90.7%	3.4%
ETF	26.4%	-5.5%	-0.5%	25.8%	-5.2%

CBOE August 2009 Highlights:

•                  The top five most actively traded equity options during August were Citigroup (C), Bank of America (BAC), General Electric (GE), American International Group (AIG), and Apple (AAPL).

•                  The top five most actively traded index and ETF options at CBOE during August were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), CBOE Volatility Index (VIX), and iShares Russell 2000 Index Fund (IWM).

•                  On August 18, CBOE received Securities and Exchange Commission (SEC) approval for an exception to the Exchange’s current rules restricting anticipatory hedging. The new “tied hedge” procedures, one of several CBOE initiatives aimed at attracting over-the-counter business to the Exchange, allow firms to obtain a related stock, security futures or futures hedge prior to presenting the tied hedge order to CBOE’s open-outcry trading community for execution. Tied hedge transactions, with a minimum size of 500 options contracts, will be available in all options classes including FLexible EXchange(SM) (FLEX) options and also will apply to complex orders. A start date for the tied hedge procedures has not been announced.

-more-

•                  During August, 253 million shares changed hands on the CBOE Stock Exchange (CBSX), an average daily volume of 12.1 million shares, down 11 percent from the same period a year ago.

•                  August was the most active trading month at the CBOE Futures Exchange (CFE) during 2009, as volume totaled 105,506 contracts, a 17-percent increase over July 2009 and a16-percent increase over August 2008.  August also was the fourth consecutive month this year that CFE posted month-over-month volume gains.   Average daily volume during August was 5,025 contracts, up 23 percent over July 2009 and 16 percent over August 2008.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-0rates Options Clearing Corporation.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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